

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Via U.S. Mail

Adam B. Frankel, Esq.
Senior Managing Director and General Counsel
Evercore Partners Inc.
55 East 52nd Street
New York, NY 10055

> **Re:** **Evercore Partners Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed on: December 20, 2010**
> **File No.: 333-167393**

Dear Mr. Frankel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are attempting to register the offer and sale of 1,391,466 shares of common stock issuable in exchange for limited partnership units of Evercore LP. It appears that you commenced this transaction privately on or about August 16, 2006, when you executed and filed with the State of Delaware your amended and restated certificate of incorporation. Section 5.1 of the amended and restated certificate of incorporation contains the subject exchange right, which, in our view, constitutes an offer of the common stock subject to the exchange right. Please note that a transaction that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. We note from the prospectus that your goal in filing the registration statement is to provide the holders of exchanged partnership units with shares of your common stock that

they can resell without restriction. In view of this goal, we suggest that you complete your issuance of the common shares privately and revise your registration statement to register the resale of the shares of common stock issuable to the holders of limited partnership units in exchange for their outstanding limited partnership units.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joshua Ford Bonnie, Esq. (Via Facsimile at 212-455-2502)